Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 15, 2022

PRNewswire

Transfix Reports Record 2021 Results

February 15, 2022

NEW YORK, Feb. 15, 2022 /PRNewswire/ -- Transfix, Inc. ("Transfix" or the "Company"), a leading next-generation digital freight platform, today announced financial results for the fourth quarter and full year 2021.

2021 Full-Year Financial Results:

•	Total Revenue increased 60% from 2020, to $296 million
•	Gross Profit increased 74% from 2020, to $17.4 million.
•	Adjusted Gross Profit1 increased 84% from 2020, to $19.0 million.
•	Gross Profit margin was 5.9%, 50 bps higher than 2020.
•	Adjusted Gross Profit margin1 was 6.4%, 80 bps higher than 2020.

Fourth Quarter 2021 Financial Results:

•	Total Revenue increased 37% from the fourth quarter of 2020, to $87 million.
•	Gross Profit declined 2% from the fourth quarter of 2020, to $5.5 million.
•	Adjusted Gross Profit1 increased 5% from the fourth quarter of 2020, to $6.1 million.
•	Gross Profit margin was 6.3%, 260 bps lower than the fourth quarter of 2020.
•	Adjusted Gross Profit margin1 was 7.0%, 220 bps lower than the fourth quarter of 2020.

(1)	Adjusted Gross Profit and Adjusted Gross Profit margin are non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" below for discussion of these non-GAAP financial measures.

President and CEO Lily Shen said, "2021 was another incredible year for Transfix. We exceeded all of our financial projections and invested meaningfully in the future, including strengthening our leadership team, hiring in key areas, opening an operations office in Atlanta, launching new products, and enhancing our existing products. We also drove deeper relationships with our shippers and carriers, advanced our sustainability platform, and were recognized for our innovation and employee culture. We could not be more excited about the future and the opportunities for growth as we continue to see the benefits of these investments."

2021 Highlights:

Outperformed On All Financial Metrics – With the strong performance on KPIs, Transfix exceeded all of its projected financial results for 2021.

Advanced the Company's Sustainability Platform – Transfix took significant steps in defining its long-term vision focused on driving a more sustainable, diverse, and transparent world. The Company's forthcoming inaugural Environmental, Social, and Governance (ESG) Report will highlight achievements to date, and set forth goals for the future.

Drove Value for Customers - In 2021, Transfix continued to address the challenges shippers and carriers face every day. By building and optimizing a superior network and experience, powered by both technology and people, the Company's shipper partners turned to Transfix for a strong and stable supply base driving predictability and resiliency, especially during market or capacity swings. Carrier partners engaged with Transfix's products, designed to help them grow their businesses.

Delivered on Key Shipper and Carrier Metrics - A continued focus on investment in products, robust analytics, automation, and customer service helped the Company drive strong shipper & carrier KPIs.

•	Net Shipper Spend Retention (NSSR) was 148%, up from 2020 NSSR of 139%, demonstrating continued growth among existing customers.
•	Total carriers increased from approximately 22,000 to 28,000 (+27%) as carriers continued to join the platform. Even as total carriers increased, Transfix maintained a carrier repeat rate of 93%, driven by the value of the Company's offering and enhancements to the carrier experience such as the Fleet Management System (FMS).
•	Average loads per carrier for the Company's top 500 carriers grew from 109 to 135 (+24%), as Transfix continued to provide partners with advanced tools, technology, and access to high-quality freight.

Advanced Transfix's Suite of Products and Services - Transfix continued to build out products and services, prioritizing the advancement of rich proprietary data, AI, and machine learning.

•	Transfix grew Drop substantially, meeting a strong market demand for custom tailored drop solutions, flexible drop capacity, and exceptional performance.
•	To minimize expensive and environmentally harmful empty miles, Transfix optimized and grew Managed backhaul, designed to increase both efficiency and revenue.
•	For shippers, Transfix launched a Transportation Management System, Transfix TMS, designed to help shippers gain valuable data and insights.
•	For carriers, Transfix enhanced the FMS software tool, designed to help carriers better manage their fleets.
•	Transfix strengthened strategic relationships with KeepTruckin, to integrate advanced ELD technology, and with TriumphPay to ensure that drivers are paid in as little as two days, driving additional value to customers on the platform.

Expanded Transfix's Team with Talent from Leading Industries - Transfix grew the leadership team with new hires including Christian Lee as CFO, Sophie Dabbs as CCO, Nicholas Smolansky as General Counsel , and Rachel Meranus as CMO. In addition, the Company expanded its footprint, opening a second office in the heart of Atlanta, Georgia.

Continued to Support the Community - Transfix took a people-first approach to the next level in 2021 by partnering with institutions like the Truckers Emergency Assistance Responders and LGBT Truckers to give drivers the essential supplies needed while on the road over the busy holiday season. Also, in honor of National Truck Driver Appreciation Week 2021, Transfix worked with Jason Cameron, star of CBS' "Secret Celebrity Renovation", to award one lucky driver with the ultimate cab renovation, making her truck "feel like a real, on-the-road home".

Received Numerous Awards and Accolades - Transfix is regularly recognized for its world-class service and technology, as well as its culture and values. In 2021, Transfix received several recognitions, including placement on FreightWaves' FreightTech 100 List, Forbes' America's Best Startup Employers List, and Built In's 2021 Best Midsize Companies to Work for in NYC. Transfix also earned a Great Place to Work Certification™.

"There is a tremendous opportunity to carry this momentum into 2022 as we continue to identify new ways to build a smarter freight ecosystem through unmatched innovation, expanding our partner network, and providing a unique combination of best-in-class technology and industry execution," said Lily Shen, President & Chief Executive Officer at Transfix.

Public Company Update:

As announced on September 21, 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. ("G Squared Ascend I") (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions and is expected to close in the second quarter of 2022.

Definitions

Net Shipper Spend Retention: Calculated annually as total revenue generated by large shippers from the prior year over the total revenue generated by the same large shippers in the most recent year.

Repeat Carriers: Repeat Carriers are defined as all carriers that have been onboarded to the Transfix platform at least once prior to executing the shipment.

Financial Results1:
($ in thousands)

	Three months ended Dec 31		Twelve months ended Dec 31
	2020	2021	2020	2021
Revenue	$63,641	$87,403	$184,174	$295,528
Purchased Transportation	$57,814	$81,311	$173,853	$276,553
Internal use software amortization (2)	$183	$567	$345	$1,621
Gross Profit	$5,644	$5,525	$9,976	$17,354
Gross Profit Margin	8.9%	6.3%	5.4%	5.9%
Add: Internal use software amortization	$183	$567	$345	$1,621
Adjusted Gross Profit	$5,827	$6,092	$10,321	$18,975
Adjuted Gross Profit Margin	9.2%	7.0%	5.6%	6.4%

(1)	See the "Use of Non-GAAP Financial Measures" section of this release for the definition and a discussion of each non-GAAP financial measure.
(2)	Internal use software amortization is included as a component of technology expense in the statement of operations.

Use of Non-GAAP Financial Measures

This release includes the following non-GAAP financial measures: adjusted gross profit and adjusted gross profit margin. Adjusted gross profit and adjusted gross profit margin are non-GAAP financial measures that management uses in its financial and operational decision-making and evaluation of operating performance. Adjusted gross profit is calculated as gross profit excluding the amortization of internal-use software costs. It is also calculated as revenue less purchased transportation costs. Adjusted gross profit margin is calculated as adjusted gross profit divided by total revenue. Management believes these measures are important profitability measurements and are useful measures of Transfix's ability to source and sell services that are provided by third parties.

Non-GAAP metrics are not calculated in accordance with GAAP and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP. Other companies may calculate these non-GAAP metrics differently.

For a reconciliation of each non-GAAP financial measure to the nearest comparable GAAP financial measure, see "Financial Results" included above.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. ("G Squared Ascend I") and Transfix, Inc. ("Transfix"), Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4 (as amended, the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

Investor Relations Contacts:

Emerson Verrier
VP of Finance & IR
Transfix
investors@transfix.io

Media Contact:

Chelsea Horn
Carve Communications
chelsea@carvecomms.com

SOURCE Transfix